

December 30, 2020

Clive Richardson
Chief Executive Officer and Chief Operating Officer
Akari Therapeutics Plc
75/76 Wimpole Street
London W1G 9RT
United Kingdom

> **Re: Akari Therapeutics Plc**
> **Registration Statement on Form F-3**
> **Filed December 23, 2020**
> **File No. 333-251673**

Dear Mr. Richardson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jason L. Drory at 202-551-8342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Richard Bass, Esq.